UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Churchill Capital Corp VII
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

17144M102
(CUSIP Number)

May 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

⌧ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17144M102
1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,306,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,306,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,306,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 17144M102
1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,306,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,306,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,306,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, PN

CUSIP No. 17144M102
1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,306,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,306,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,306,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 17144M102
1	NAMES OF REPORTING PERSONS
DAVID J. SNYDERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,306,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,306,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,306,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

CUSIP No. 17144M102
SCHEDULE 13G

Item 1(a)	Name of Issuer.

Churchill Capital Corp VII (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

640 FIFTH AVENUE, 12TH FLOOR
NEW YORK, NY 10019

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);
ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);
iii)	Supernova Management LLC (“Supernova Management”); and
iv)	David J. Snyderman (“Mr. Snyderman”).

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), a Cayman Islands exempted company, Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), a Delaware limited liability company, Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), a Delaware limited partnership, and Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), a Cayman Islands exempted company; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;
ii)	Magnetar Capital Partners is a Delaware limited partnership;
iii)	Supernova Management is a Delaware limited liability company; and
iv)	Mr. Snyderman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Class A common stock, par value $0.0001 (“Shares”)

Item 2(e)	CUSIP Number.

17144M102

Item 3	Reporting Person.

(e) ⌧ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)
(g) ⌧ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

CUSIP No. 17144M102
Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of May 31, 2023, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 8,306,206 Shares. The amount consists of (A) 4,370,571 Shares held for the account of Constellation Master Fund; (B) 668,318 Shares held for the account of Lake Credit Fund; (C) 1,750,348 Shares held for the account of Structured Credit Fund; and (D) 1,516,969 Shares held for the account of Xing He Master Fund. The Shares held by the Magnetar Funds represent approximately 14.32% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of May 31, 2023, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 14.32% of the total number of Shares outstanding (based upon the information provided by the Issuer in its current report on Form 8-K filed with the SEC on May 16, 2023, there were 58,016,071 Shares outstanding as of May 16, 2023).

Item 4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman:

i)	Sole power to vote or to direct the vote: 0
ii)	Shared power to vote or to direct the vote: 8,306,206
iii)	Sole power to dispose or to direct the disposition of: 0
iv)	Shared power to dispose or to direct the disposition of: 8,306,206

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Magnetar Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Constellation Master Fund relates to more than 5% of the Shares.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as the investment adviser to the Magnetar Funds. As such, Magnetar Financial exercises voting and investment power over the Magnetar Funds.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The Manager of Supernova Management is Mr. Snyderman.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

CUSIP No. 17144M102
Item 10	Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 17144M102
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023	MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member
	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
Name:	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: June 12, 2023	MAGNETAR CAPITAL PARTNERS LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
Name	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: June 12, 2023	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Hayley A. Stein
Name	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager

Date: June 12, 2023	DAVID J. SNYDERMAN

	By:	/s/ Hayley A. Stein
Name	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman

CUSIP No. 17144M102
EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 12, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 2, 2023).